Exhibit 99.2

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Richard Jay Berman
Date of Last Notice:	27 November 2018
Date that Director Ceased to be Director:	17 October 2019

Part 1 – Director’s Relevant Interests in Securities of Which the Director is the Registered Holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note:	In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number	Class of Securities
Nil	Fully Paid Ordinary Shares (IMC)
2,000,000	Unlisted Options exercisable at $0.50 per option on or before 30 June 2020

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s Relevant Interests in Securities of Which the Director is not the Registered Holder

Note:	In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of Holder & Nature of Interest: Note: Provide details of the circumstances giving rise to the relevant interest	Number	Class of Securities
N/A	N/A	N/A

Part 3 – Director’s Interests in Contracts

Detail of Contract:	N/A
Nature of Interest:	N/A
Name of Registered Holder: (if issued securities)	N/A
No. and Class of Securities to Which Interest Relates:	N/A

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002